FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q3 and YTD RESULTS

Q3 Gross Revenue Growth 21%
Q3 Proprietary and Licensed Beverage Brand Gross Revenue Up 89.7%
Q3 Net Loss of $0.04 US per share

YTD Gross Revenue Growth 35%
YTD Proprietary and Licensed Beverage Brand Gross Revenue Up 101.7%
YTD Net Income of $0.00 US per share

YTD Cash Inflow from Operations of $0.09 per share

Vancouver, Canada, January 11, 2007- Leading Brands, Inc. (Nasdaq: LBIX),

North America’s only fully integrated premium beverage company, announces results for the third quarter of its 2006 fiscal year which ends February 28, 2007. All financial amounts denominated in US dollars.

Net loss for the quarter was $584,000, or $0.04 per share, versus a net loss of $551,000 or $0.04 per share in Q3 of fiscal 2005. Gross revenue for the quarter was $11,522,000, versus $9,556,000 in Q3 of the prior year, an increase of $1,965,000. Quarter over quarter gross revenue growth was 21% overall. However, the company’s proprietary and licensed beverage brands grew 89.7% over the same period. As explained below, that spectacular branded growth was in part offset by revenue reductions in the company’s other third party bottling and distribution businesses during the quarter.

YTD net income was flat, versus a net loss of $409,000 or $0.03 per share in the same period last year. YTD gross revenue was $40,496,000, versus $30,108,000 in the first nine months of last year, an increase of $10,389,000, or 35%. Gross revenue for the company’s proprietary and licensed beverage brands grew 101.7% YTD versus the same period in fiscal 2005.

Discounts, rebates and slotting fees rose from $710,000 in the third quarter of fiscal 2005 to $1,119,000 this past quarter, an increase of $409,000. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other proprietary and licensed beverage brands. YTD cash inflow from operations before stock based compensation expense was $1,494,000 or $0.09 per share.

Leading Brands Chairman and CEO Ralph McRae said: “During the third quarter we undertook several initiatives to simplify our business and allow us to better concentrate our future efforts on growing our proprietary and licensed beverage brands. Certain of those steps caused short term reductions in revenue that we should be able to more profitably make up in the coming months. The face of our company is changing, with our proprietary and licensed beverage brands this quarter comprising 56.3% of our total gross revenue versus 35.8% a year ago.”

“Included in this process is our transition out of a limited wholesale distribution service that we had historically provided to a Western Canadian convenience chain into a brand-centric merchandising and marketing effort covering a much broader base of customers and geography. We estimate that the change – winding down one operation and then starting up the other - cost us approximately $400,000 in revenues in Q3.”

“We also experienced lower quarter over quarter co-pack revenues due to a variety of specific customer issues. As a consequence, gross revenues in Q3 were reduced by an additional $492,000. Simply put, our third party bottling business is not growing as fast as our own branded business, which is understandable, as our brands are growing significantly faster than the premium beverage category is generally.”

“As part of our analysis, we decided to consolidate our plant operations into our Edmonton facility, where we own our land and building. We believe that we can more efficiently and effectively manage our bottling under one roof. Amongst the benefits of this change are anticipated annual seven figure reductions in overhead costs, the ability to have a greater impact on larger volumes of business by individual capital improvements and the centralizing of our corporate TrueBlue® 64oz production. Using our faster Vancouver equipment on our existing Edmonton lines will provide us with approximately 35% in available capacity to support the ongoing growth of our brands and customers, with the ability to add yet another line by expanding our building footprint. That change should be completed by the end of Q1 fiscal 2007.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, January 11, 2007, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

                    1-416-850-9143

Any non-GAAP financial measures referenced in this release such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by

GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO® Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)
	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005

Gross sales	$11,521,800	$9,556,435	$40,496,379	$30,107,593
Less: Discounts, rebates and slotting fees	(1,119,276)	(710,140)	(3,463,165)	(1,428,115)
Net sales	10,402,524	8,846,295	37,033,214	28,679,478

Expenses
Cost of sales	7,720,885	6,576,844	26,342,412	20,276,730
Selling, general & administration expenses	3,321,727	2,602,358	9,543,343	7,589,440
Depreciation and amortization	228,165	243,155	684,224	703,798
Interest expense	101,075	89,701	356,926	251,515
Other (income) expense	(229,445)	27,061	(229,445)	27,214
Total Expenses	11,142,407	9,539,119	36,697,460	28,848,697

Net income (loss) before taxes	(739,883)	(692,824)	335,754	(169,219)

Income tax recovery (expense)	156,113	141,944	(334,768)	(239,326)
Net income (loss) after taxes	(583,770)	(550,880)	986	(408,545)

Deficit, beginning of period	(18,425,430)	(17,592,423)	(19,010,186)	(17,734,758)

Deficit, end of period	($19,009,200)	($ 18,143,303)	($19,009,200)	($ 18,143,303)

EARNINGS (LOSS) PER SHARE
Basic	($0.04)	($0.04)	$0.00	($0.03)
Diluted	($0.04)	($0.04)	$0.00	($0.03)
Weighted average number of shares outstanding
- Basic	16,194,631	15,075,069	15,589,990	15,059,469
- Diluted	16,194,631	15,075,069	16,577,260	15,059,469